                                                                      EXHIBIT 12

                              THE CHUBB CORPORATION

         COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
                     (in millions except for ratio amounts)



                                                                                                     Nine Months
                                                            Year Ended December 31,                    Ended
                                                                                                     September 30,
                                                 1997      1998      1999      2000       2001          2002
                                                 ----      ----      ----      ----       ----          ----
Income (loss) from continuing operations
  before provision for income taxes ....      $  974.1    $849.7    $710.1    $851.0     $(66.0)       $ 73.9

Less:
  Income (loss) from equity investees ..            --        --       0.4      (6.6)      (9.3)          7.3

Add:
  Interest expensed ....................          63.7      28.9      48.5      52.9       55.0          60.9
  Capitalized interest amortized
     or expensed .......................           8.8      21.8       8.3       9.4       10.7          10.9
  Portion of rents representative of
     the interest factor ...............          27.9      29.1      28.1      30.0       32.6          30.7
  Distributions from equity investees ..            --        --       2.2       1.6        2.3          --
                                              --------    ------    ------    ------     ------        ------
          Income as adjusted ...........      $1,074.5    $929.5    $796.8    $951.5     $ 43.9(a)     $169.1(b)
                                              ========    ======    ======    ======     ======        ======
Fixed charges:
  Interest expensed ....................      $   63.7    $ 28.9    $ 48.5    $ 52.9     $ 55.0        $ 60.9
  Capitalized interest .................           8.7        --        --        --        2.3           3.4
  Portion of rents representative
     of the interest factor ............          27.9      29.1      28.1      30.0       32.6          30.7
                                              --------    ------    ------    ------     ------        ------
          Fixed charges ................      $  100.3    $ 58.0    $ 76.6    $ 82.9     $ 89.9        $ 95.0
                                              ========    ======    ======    ======     ======        ======
Ratio of consolidated
  earnings to fixed charges ............         10.71     16.03     10.40     11.48       0.49(a)       1.78(b)
                                              ========    ======    ======    ======     ======        ======


(a) For the year ended December 31, 2001, consolidated earnings were not sufficient to cover fixed charges by $46.0 million. Consolidated earnings for the period, as defined, reflect a $635.0 million loss before income taxes from the September 11 attack in the United States and net surety bond losses before income taxes of $220.0 million arising from the bankcruptcy of Enron Corp. Excluding the loss from the September 11 attack and the Enron surety losses, the ratio of consolidated earnings to fixed charges would have been 10.00 for the year ended December 31, 2001.

(b) Consolidated earnings for the nine months ended September 30, 2002, as defined, reflect $625 million before income taxes of net losses related to asbestos claims. Excluding the net losses related to asbestos claims, the ratio of consolidated earnings to fixed charges would have been 8.36 for the nine months ended September 30, 2002.